Exhibit 99.3

Unilens Vision Inc. Signs A Definitive Agreement To Be Acquired By Valeant Pharmaceuticals

LARGO, Florida – July 13, 2015 – Unilens Vision Inc.(OTCQX: UVIC) announced today that they have entered into a definitive agreement under which a subsidiary of Valeant Pharmaceuticals International, will acquire all of the outstanding common stock of Unilens Vision Inc. (Unilens) for $12.75 per share in cash, or a total enterprise value of approximately $28 million, which includes approximately $5 million in debt. The transaction was unanimously approved by Unilens’ Board of Directors and is expected to close by September 1, 2015, subject to stockholder approval and customary closing conditions. Unilens anticipates holding a special meeting of its stockholders to consider and adopt the Agreement and Plan of Merger in the second half of August 2015.

The acquisition will bolster Valeant’s specialty contact lens business, and provide a complete line of specialty lens products to the Eye Care Professional. The Unilens C-Vueâbrands of customized and disposable contact lenses will continue to be marketed and sold directly to practitioners.

Michael J. Pecora, Chairman of the Board, Chief Executive Officer and President of Unilens, stated, “We are very pleased to sign a definitive agreement with Valeant, which creates immediate value for our stockholders. The combination of Unilens’ world class technology and its leading customized lens business with Valeant will create a strong portfolio of products enhancing our commitment to providing the best possible visual outcomes throughout the optical industry. In the coming months we will be working closely with the Valeant team to ensure a smooth transition.”

About Unilens Vision Inc. – “The Independent Eye Care Professionals’ Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly-owned subsidiary Unilens Corp., USA, located in Largo, Florida and its wholly-owned subsidiary Unilens Vision Sciences Inc., develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vueâbrand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTCQX under the symbol “UVIC”.

Forward-Looking Statements

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC.

For more information, please contact:

Leonard F. Barker, CFO, Unilens Vision Inc., at (727) 544-2531 or via email at

len.barker@unilens.com

or

RJ Falkner & Company, Inc., Investor Relations Counsel, at (800) 377-9893 or via email at info@rjfalkner.com